SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 14, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 14, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

MR. ROBERT STILL JOINS BOARD OF GREAT BASIN GOLD LTD.

August 14, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (AMEX-GBN; TSX Venture-GBG) is pleased to announce the appointment of Mr. Robert Still, B. Comm., C.A., as a Director of Great Basin, effective Wednesday August 13, 2003.

Mr. Still is a native South African who was educated at universities in Witwatersrand and Cape Town. He received his Chartered Accountant designation (South Africa) in 1981. Mr. Still's career as an executive with the mining industry in southern Africa spans more than 17 years. He is currently Chief Executive Officer of Southern Mining Limited ("Southern Mining"), an affiliate of Southgold Exploration Limited Company ("Southgold").

Great Basin is actively engaged in two advanced stage projects: the Burnstone gold project on the famous Witwatersrand gold field in South Africa, and with Hecla Mining Company, the Hollister Development Block gold project on the prolific Carlin Trend in Nevada. Southgold is a private company that holds the core claims and the right to acquire the remainder of the Burnstone property. Great Basin has an option to purchase 100% of Southgold, thereby acquiring its interest in Burnstone.

In addition to Southgold, Mr. Still has been responsible for the development of a number of other important projects during his career. He was instrumental in assembling mineral rights in Tanzania for Pangea Goldfields Ltd., a company that was acquired through a take over bid by Barrick Mines Limited for C$200 million. Southern Mining acquired mineral property interests in Mozambique covering the Corridor Mineral Sands Project. WMC Ltd. of Australia acquired the Corridor Mineral Sands Project from Southern Mining in January 2003 for US$110 million.

Mr. Still is also a founding member of the Board of Directors of Zimbabwe Platinum Mines Limited ("Zimplats"), an Australian based company that owns and operates a substantial platinum group metals mine in the Great Dyke region of Zimbabwe; he was appointed Chairman of Zimplats in 2000. Earlier this year, Impala Platinum of South Africa acquired control of Zimplats and, in July, made a follow up offer for all minority shareholdings at US$4.08 per share, a premium of 45% over the prevailing market price of Zimplats and 79% over the price paid by Impala for the control position. Prior to 1997, Mr. Still was the business director for JCI Inc., one of the largest mining houses in South Africa, and from 1987 to 1995, he was the Chief Executive Officer for Rhombus Exploration Ltd. that developed RhoVan, the world's largest and lowest cost vanadium mine.

Mr. Still is very well known to people in the mining industry world-wide. With his extensive financial and business experience, Mr. Still will be a great asset to the Board of Directors of Great Basin.

For further details on Great Basin Gold Ltd. and the Ivanhoe property please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.